Exhibit 99.3

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Consolidated Financial Statements 2003

Swisscom: shares with high returns

Dear shareholder,

In the first six months of 2003, Swisscom has managed to again generate strong results. On the back of this stable development we have recently announced a new return policy, superseding the previous dividend policy.

We would like to use this letter to expand on these strong interim results and on the new return policy. Additionally, we would like to explain our investment case: the three things you should believe in when investing in our shares.

Interim results 2003 and outlook

Despite some weakness on revenue growth, the operating margins have trended up on the back of solid cost containment. Earnings before interest, tax, depreciation and amortisation (EBITDA) were up 7.2% to CHF 2,431 million compared to the same period last year.

•	Revenues for the group stayed nearly constant year-over-year at CHF 7,154 million, whereby our subsidiary debitel delivered very strong growth (+13.5% in Swiss Francs year-over-year). Revenue declines came in mainly from our wire-line operations, with Fixnet’s third party revenues down by 7.0% compared to last year. However, this was partially caused by the sale and close down of substantial parts of our low margin international wholesale operations. Excluding international wholesale, Fixnet’s revenues declined by 3.2% year-over-year, chiefly resulting from the introduction of local Carrier Pre Selection (CPS) in April of 2002. This led to a drop of our market share in local traffic by some ten percentage-points, hence causing a fall in revenues. The segment Enterprise Solutions (–8.5% year-over-year) and the segment Other (–6.6% year-over-year) have witnessed slowing demand and postponement of investment decisions from corporate customers, whereas the revenues in the segment Mobile are stagnating – at a high level. In order to curb the threat of falls in revenues, Swisscom engages itself in several activities. For example:

• We invest into scanning technological developments, identifying trends, and into developing products and services. An example is the fact that Swisscom Innovations worked on early product development of public WLAN already 5 years ago, while the operating companies have started with commercial launch recently.

• The life time of certain products – by the nature of our business being innovative – is shortened. Product innovations – offering new revenue potential on the one hand – can also increase the risk of cannibalising some of our existing revenues. An example is fixed monthly revenues from ADSL, which partially comes at the expense of internet dial-in traffic. Our stance here is clear: we want to further improve our leading position re innovations. In the medium to long term, this approach simply delivers a much more sustainable composition of our business activities.

All these measures are designed to get the best possible composition of our portfolio, targeting at high margin products.

•	Operating Costs of CHF 4.8 billion were CHF 140 million lower than in the first half of last year, showing the results from our continued efforts to curb costs. Important factors leading to efficiency improvements are lower maintenance, IT and consultancy expenditure and the lower costs of goods sold (for example lower payments to other operators after reduction of our international wholesale operations). Also, the first results from our restructuring efforts are now visible, as historical staff costs increases have been eliminated. Our workforce reduction program resulted in a 6.3% lower staff number for the Swisscom Group. Swisscom (incl. debitel) now employs 19,855 FTE’s (–1,324 year-over-year) who generate a similar total output as last year.

•	EBITDA and Outlook. Earnings before interest, tax, depreciation and amortisation (EBITDA) at CHF 2,431 million turned out to be particularly robust – up CHF 163 million (+7.2%) compared to last year, despite debitel’s margins being lower due to its focus on top-line growth. Margins were however particularly strong in the segment Fixnet (CHF 1,050 million, +11.3% year-over-year) and in the segment Mobile (CHF 1,056 million, +6.2% year-over-year). Here we have clearly benefited from our concentration on high-margin revenues and the strong focus on cost containment. We now feel very confident that we can at least deliver our full year guidance of CHF 4.4 billion EBITDA

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even though the second half of the year (and especially the last quarter with extra costs relating to Christmas sales) is typically weaker than the first half. The second half of this year will most likely also see somewhat higher costs, among others due to a reimbursement to Vodafone to get access to their products, services and platforms (e.g. launch of Vodafone Live! in the second half of 2003) and due to the rollout relating to Swisscom Eurospot, our European public WLAN business.

•	EBIT and Net income. With depreciation near to constant year-over-year and goodwill charges 30% below last year’s, earnings before interest and tax (EBIT) came in particularly strong at CHF 1,465 million (+14.4%). Despite higher charges for minority interest holders, Swisscom’s net income stood at CHF 952 million (+22.1% year-over-year), which – apart from the higher EBIT – can largely be attributed to lower tax charges due to the new holding structure and foreign exchange gains resulting from the weakening of the Swiss Franc. Earnings per share (EPS) came in at CHF 14.38 for the first six months (+27.6% year-over-year). Here – apart from the higher net income – the effect of a lower average number of outstanding shares after our share buy back in 2002 contributed to further drive EPS.

•	Free cash flow generation. With earnings before interest, tax, depreciation and amortisation (EBITDA) up 7.2%, working capital requirements substantially below last year’s and tax payments virtually zero, the net cash from operating activities was boosted to CHF 2,232 million, up from CHF 1,709 million at 30 June 2002 (+30.6% year-over year).

New return policy

Swisscom announced a new return policy at the occasion of the release of its full year results 2002 in March of this year.

The core of the return policy is that going forward not just a proportion of net income is made available to shareholders, but the entire equity free cash flow (EFCF). Swisscom’s free cash flow is higher than net income, as the company currently depreciates substantially more than it invests. These funds are made available through the new return policy. Swisscom’s definition of the EFCF is: net cash flow provided by operating activities less net capital expenditures, net proceeds from sale and purchase of investments, repayments of financial liabilities (excluding leasing liabilities) and dividend payments to minority interests.

EFCF for the first half of 2003 came in at CHF 498 million. The Equity Free Cash Flow was burdened during the first semester by the payments to owners of minority stakes (especially Vodafone) of CHF 392 million and the downpayment of all outstanding loans to the Swiss Post of CHF 750 million. These two payments will not occur anymore in the second half of 2003.

Potential acquisitions would have to be cash flow yield accretive, thereby further improving future returns to shareholders. Our firm belief is that we don’t have a strategic necessity to acquire, hence we have the luxury of either acquiring cash flow accretive targets, or of simply continuing what we do already: provide immediate returns to shareholders.

The instruments used to return funds to shareholders are a blend of ordinary dividend payments, par value reduction and share buybacks. In this way both a strong direct (cash) yield and indirect yield (through per share accretion resulting from the shares that are deleted after completion of a buyback) are made available. Should EFCF for a specific year be lower than half of adjusted net income (which can happen in case of larger acquisitions), Swisscom intends to still pay the dividend.

In the first half of the current year, Swisscom paid CHF 12 per share in dividends, and another CHF 8 per share were paid as par value reduction in August. The total distributed amount of CHF 20 per share hence represents a yield of around 5% on the average share price in the first half of this year. In total over CHF 1.3 billion was paid to shareholders during this year. With the potential for further par value reductions being virtually eliminated (par value of CHF1 per share), the future returns to shareholders will be handed back through dividends (approx. half of adjusted net income) and share buy backs (at a level of EFCF minus dividend).

With debt repayments matured, and with returns as strong as in the first half of this year, we feel confident that Swisscom offers exceptionally strong yields compared to its peers. That differs especially in one respect from most of the others: we return free cash to shareholders that others have to continue to return to holders of debt...

Swisscom’s investment case

Let us face it: after two years of outperformance, the first half of this year was disappointing from a capital appreciation perspective. Swisscom’s share price has not been able to keep pace with those of its peers. We firmly believe the key reason behind this is not fundamental performance. Investors renewed appetite for growth has brought other stocks into their focus. However, our operating performance has been strong and the results for the first six months are better than expected by the market. With focus being on cash flow growth, we think Swisscom’s performance justifies a change of view. A “growth at a reasonable price” assessment would be justified looking at Swisscom’s free cash flow from operations, as well as the substantial year-over-year growth in EFCF.

So, what are the three things you should believe in when investing into Swisscom equity:

1.	Swisscom is able to deliver strong equity free cash flows – through continued strong operational performance. And through the effects from lower outstanding debt repayments.

2.	Swisscom is an intelligent investor. We don’t have a long term strategic scale problem if we don’t acquire, and hence we only acquire if this is value accretive. For this reason we have turned down many investment opportunities over the past two years. Intelligence can also mean that one shouldn’t act.

3.	Swisscom manages its balance sheet sensibly. A rock-solid balance sheet keeps strategic flexibility intact, while allowing all annual equity free cash flow to be returned to shareholders – sustainably.

In summary, we feel confident that...

1.	we can deliver on our 2003 target for earnings before interest, tax, depreciation and amortisation (EBITDA) of CHF 4.4 billion through strong operational performance.

2.	we can to be an intelligent investor. One that withstands the occasional appeal from a seemingly attractive acquisitive option through serious Swiss analysis. And one that dares at the same time to invest into slivers that may become interesting businesses, such as public WLAN in Europe.

3.	our balance sheet can remain “solid as a rock”, as a key contributor to continued high returns offered to shareholders.

In conclusion:

“Swisscom: shares with high returns.”

Yours sincerely,

Dr Markus Rauh	Jens Alder

Chairman of the Board of Directors	CEO

Appendix: Consolidated Financial Statements January–June 2003

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Contact details Swisscom AG Group Communications Postfach CH-3050 Bern
T+	41 31 342 36 78
F+	41 31 342 27 79
E	swisscom@swisscom.com

Investor Relations Swisscom AG Investor Relations CH-3050 Bern
T+	41 31 342 25 38
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E	investor.relations@swisscom.com